Exhibit 12

ALERIS INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For the three months ended September 30,		For the nine months ended September 30,
	2005	2004	2005	2004
Earnings:
Earnings before provisions for income taxes and minority interests	$29,258	$(99)	$83,631	$5,282
Add: Equity in net earnings (loss) of affiliates	74	90	295	135

Sub-total:	29,332	(9)	83,926	5,417

Add: Total fixed charges (per below)	10,935	7,257	33,274	21,619
Less: Interest capitalization	377	60	1,009	143

Total earnings before provision for income taxes, minority interest, and cumulative effect of accounting change	39,890	7,188	116,191	26,893

Fixed Charges:
Interest expense, including interest capitalized	10,154	6,703	31,062	20,091
Portion of rental expense representative of the interest factor	781	554	2,212	1,528

Total fixed charges	10,935	7,257	33,274	21,619

Ratio of Earnings to Fixed Charges	3.6	(a )	3.5	1.2

(a)	For the three months ended September 30, 2004, earnings were insufficient to cover fixed charges by $69.